Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

Starwood Hotels & Resorts Worldwide, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

						Nine Months Ended September 30, 2012
	Year Ended December 31,
	2011	2010	2009	2008	2007
(Dollars in millions, except ratio)
Income (loss) from continuing operations before income taxes	$425	$335	$(296)	$321	$716	$532
(Income) loss related to equity method investees	(11)	(10)	4	(16)	(66)	(19)

	414	325	(292)	305	650	513
Add/(deduct)
Fixed Charges	297	298	293	277	245	182
Interest Capitalized	(42)	(30)	(34)	(35)	(47)	(5)
Amortization of Capitalized Interest	19	8	11	12	18	60
Distributed income of equity method investees	22	59	39	48	142	22
Noncontrolling interest in pre-tax loss (income)	2	2	2	—	(1)	—

Earnings available for fixed charges	$712	$662	$19	$607	$1,007	$772

Fixed Charges:
Interest and other financial charges	$219	$238	$230	$210	$168	$150
Interest factor attributable to rentals (a)	36	30	29	32	30	27
Interest capitalized	42	30	34	35	47	5

Total fixed charges	$297	$298	$293	$277	$245	$182

Ratio of earnings to fixed charges	2.40	2.22	0.06 (b)	2.19	4.11	4.24

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.
(b)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges by approximately $274 million.